UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

(Amendment No. 4)

NutriSystem, Inc.

(Name of Subject Company (Issuer))

COMMON STOCK

(Title of Class of Securities)

67069D 10 8

(CUSIP Number of Class of Securities)

NewSpring Ventures, L.P.

500 North Gulph Road, Suite 500

King of Prussia, PA 19406

Attn: Michael A. DiPiano

Managing Partner

(Name, address and telephone number of person authorized to receive notices and communications )

With a copy to:

A. John May III, Esquire

Pepper Hamilton LLP

400 Berwyn Park

899 Cassatt Road

Berwyn, Pennsylvania 19312-1183

Telephone: (610) 640-7800

September 16, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 67069D 10 8	13D	Page 2 of 4

1

NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             NewSpring Ventures, L.P.    (23-3014041)

             Progress Capital II, L.P.        (23-3014896)

             Progress Capital II, Inc.         (23-3014949)

             NewSpring Capital, LLC       (23-3102259)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,652,055 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 2,652,055 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,709,055
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 67069D 10 8	13D	Page 3 of 4

This Amendment No. 4 to Schedule 13D amends and supplements the Schedule 13D filed on December 20, 2002, as amended by Amendment No. 1 to Schedule 13D filed on May 21, 2004, Amendment No. 2 to Schedule 13D filed on June 3, 2005, and Amendment No. 3 to Schedule 13D filed on August 30, 2005. The Schedule 13D is hereby amended and supplemented as follows:

Item 4. Purpose of the Transaction.

Item 4 of the Statement is hereby amended and supplemented by adding the following two paragraphs:

NewSpring Ventures, L.P. (the “Fund”) own shares of Common Stock, par value $0.001 per share (the “Common Stock”) of NutriSystem, Inc. (the “Company”) and NewSpring Capital, LLC (“NewSpring Capital”) holds options (“Options”) to purchase shares of Common Stock and owns restricted stock for investment purposes. The Common Stock and the shares underlying the options are collectively referred to herein as the “Company’s Common Stock”). Consistent with this investment intent, on September 16, 2005, the Fund and NewSpring Capital have each entered into a sales plan (each a “Plan”) pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, under which they have each instructed Thomas Weisel Partners, as agent for each of the Fund and NewSpring Capital, to sell from time to time shares of the Company’s Common Stock over the period of time ending on March 15, 2006 on terms specified in the applicable Plan. The Plans initially cover up to an aggregate of 766,120 shares of the Company’s Common Stock. The Plans may be amended from time to time to add additional shares of the Company’s Common Stock. No shares of the Company’s Common Stock may ever be sold under either of the Plans, and the Fund and/or NewSpring Capital may elect to terminate its respective Plan in accordance with such Plan’s terms. The Fund and/or NewSpring Capital may also from time to time sell either sell shares of the Company’s Common Stock outside its Plan or purchase additional shares of the Company’s Common Stock.

Except as described in the preceding paragraphs, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters required to be set forth in items (a) through (j) of Schedule 13D

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented by adding the following paragraph:

The Fund and NewSpring Capital have each entered into a trading plan under Rule 10b5-1 under the Exchange Act with respect to securities of the Company as described in Item 4 above.

CUSIP NO. 67069D 10 8	13D	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of the undersigneds’ knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated: September 22, 2005	NEWSPRING VENTURES, L.P.

	By:	Progress Capital II, L.P., its General Partner

		By:	Progress Capital II, Inc., its General Partner

/s/ Marc R. Lederman Name: Marc R. Lederman COO and Secretary

Dated: September 22, 2005	PROGRESS CAPITAL II, L.P.

		By:	Progress Capital II, Inc., its General Partner

/s/ Marc R. Lederman Name: Marc R. Lederman COO and Secretary

Dated: September 22, 2005	PROGRESS CAPITAL II, INC.

/s/ Marc R. Lederman Name: Marc R. Lederman COO and Secretary

Dated: September 22, 2005	NEWSPRING CAPITAL, LLC

/s/ Marc R. Lederman Name: Marc R. Lederman COO and Secretary